FOR IMMEDIATE RELEASE

MOBILE HARBOR TURNING BASIN OPENS
HANDLES FIRST VESSEL

August 10, 2010, Mobile Ala. – The U.S. Army Corps of Engineers delivered on August 7th a critical federal asset to the Port of Mobile. The Mobile Harbor Turning Basin cost approximately $32 million for its five year program that included study efforts, environmental clearances, design, construction and administrative oversight. The new turning basin measures 1,175 feet by 715 feet, and is located in the lower harbor, between Pinto Island and Little Sand Island. The federal project extended the capability of the 45 foot Mobile Ship Channel to make it easier for ships to get into and out of three major terminals at the Port currently servicing vessels that exceed 850 feet in length. Vessels calling at the McDuffie Terminal, the Mobile Container Terminal and the Pinto Steel Terminal will utilize the new turning basin, which was authorized in 1986 by the Water Resources Development Act.

"We are proud to say we were able to meet the port's needs by delivering this project within cost and on time with the great partnership we had between the port, port users, the Great Lakes Dredge and Dock company who performed the work and the Corps," said Wynne Fuller, Operations Chief for Mobile District. "This will certainly help the port and the region expand tonnage and provide an added incentive for businesses within the Southeast region."

The Alabama State Port Authority served as the local sponsor for the federal project, which represents 25% of the turning basin construction and first year maintenance cost. The balance is funded by the Corps' previous years' budget allocations and through funding authorized under the American Reinvestment and Recovery Act.

Work began on the turning basin in September 2009 to accommodate larger vessels now being utilized by the container, bulk and general cargo ocean carriers. "The Port of Mobile has strategically positioned itself to receive those larger vessels," stated Jimmy Lyons, director and chief executive officer for the Port Authority. "We could not have achieved this milestone had the Corps, our elected leaders and the maritime community not pushed for funding."

Senator Richard Shelby (R-AL), along with Alabama's congressional members, served as strong advocates for the federal project at one of the nation's largest seaports. "The Turning Basin is a critical part of Alabama's transportation infrastructure as well as a significant economic development tool for the State. The Turning Basin will now allow the Port to support larger vessels to serve containerized freight shipments for the Southeast and Gulf Coast and will spur international trade to the region."

Senator Jeff Sessions (R-AL) commented on the process to expand important seaport infrastructure. "Completion of the turning basin has been a priority for the congressional

delegation for many years, and its opening marks an important step in the evolution of Mobile into a world-class hub of international commerce," Sessions said. "Jimmy Lyons and his team at the Alabama State Port Authority deserve great credit for their steadfast dedication to this project. The turning basin will clearly be a driver of Alabama's future economic development and an attractive asset to companies considering relocating manufacturing facilities in the state."

Congressman Jo Bonner, who represents Alabama's First Congressional district, recognized the ability to handle larger cargo ships ties in very well with the seaport's immediate access to interstate systems and five Class I railroads. "Very few states have a truly world-class deepwater port and even fewer cities are as well-positioned as Mobile to lead an entire region of the country. The new turning basin is a good example of a wise investment of our hard-earned tax dollars that will bear fruit for decades to come." The seaport's inland transportation assets attract commodities bound to and from all regions of North America.

Brian Clark, director of Mobile Container Terminal, a subsidiary of APM Terminals, operates the new $300 million container terminal, which opened in September 2008. Clark says the new turning basin means new business capability. "This is absolutely critical to our operations at the Mobile Container Terminal," said Clark. "The new basin will cut transit times for ships literally in half, from six to three hours. It will allow our carriers to call with larger vessels to the Port of Mobile"

The Alabama State Port Authority owns and operates the State of Alabama's deepwater port facilities at the Port of Mobile, currently ranked 9th largest U.S. seaport in total volume. The Authority's container, general cargo and bulk facilities have immediate access to two interstate systems, five Class 1 railroads, and nearly 15,000 miles of inland waterway connections.

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Contacts:
Judith Adams
Vice President, Marketing
Alabama State Port Authority
251-441-7003; 251-751-3497
Jadams@asdd.com

PHOTO CAPTION: The newly constructed Mobile Harbor Turning Basin accommodated her first vessel just after dawn on August 7, 2010. The CMA CGM WHITE SHARK measures just over 964 feet in length and carries over 5,000 TEUs. The French container line's PEX3 service calls weekly on the Port of Mobile providing a vital, fast transit link between the U.S. Gulf and the Far East. The round the world rotation includes Singapore, Hong Kong, Chiwan, Shanghai, Busan, Panama Canal, Manzanillo, Houston, Mobile, Miami, Jacksonville, Savannah, Charleston, Tangiers, Jebel Ali and Singapore.